UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 000-23189

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROBINSON COMPANIES RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C.H. ROBINSON WORLDWIDE, INC.

14701 Charlson Road

Eden Prairie, MN 55347

ROBINSON COMPANIES RETIREMENT PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Advisory Committee of

Robinson Companies Retirement Plan

Eden Prairie, Minnesota

We have audited the accompanying statements of net assets available for benefits of Robinson Companies Retirement Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Minneapolis, Minnesota

June 28, 2016

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
PARTICIPANT-DIRECTED INVESTMENTS — At fair value	$719,080,978	$698,136,021
NOTES RECEIVABLE FROM PARTICIPANTS	17,811,909	16,628,448
CONTRIBUTIONS RECEIVABLE — Employer	21,961,003	9,170,234
NONINTEREST BEARING CASH	—	54,012
OPERATING PAYABLE	(202,709)	—

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	758,651,181	723,988,715
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Note 2)	5,709	(348,570)

NET ASSETS AVAILABLE FOR BENEFITS	$758,656,890	$723,640,145

ROBINSON COMPANIES RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
ADDITIONS — Additions to net assets attributed to:
Contributions:
Employer	$47,238,254	$29,753,589
Participant	37,618,781	30,833,895
Rollover	7,968,809	3,260,376

Total contributions	92,825,844	63,847,860

Investment income (loss):
Net (depreciation) appreciation in fair value of investments	(23,955,567)	40,602,416
Interest and dividend income	8,703,805	10,887,008

Net investment income (loss)	(15,251,762)	51,489,424

DEDUCTIONS — Deductions to net assets attributed to:
Benefits paid to participants	41,605,070	49,496,734
Administrative expenses	952,267	1,045,178

Total deductions	42,557,337	50,541,912

INCREASE IN NET ASSETS	35,016,745	64,795,372
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	723,640,145	658,844,773

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$758,656,890	$723,640,145

ROBINSON COMPANIES RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN

General — C.H. Robinson Worldwide, Inc. (the “Company” or CHRW), established the Robinson Companies Retirement Plan (the “Plan”), a defined contribution plan, to provide retirement income and other benefits to eligible employees of the Company and certain affiliates under a single profit-sharing plan with multiple, affiliated, and sponsoring employers. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Operation of the Plan — The Plan is administered by officers/employees of the Company (the “Advisory Committee”). The Advisory Committee meets on a quarterly basis with an independent investment advisor to review and monitor the investments within the Plan. Wells Fargo Institutional Retirement and Trust (“Wells Fargo”) is the trustee and recordkeeper of the Plan. The trustee is responsible for holding the assets of the Plan, executing investment transactions, and making distributions to participants. Administrative fees of the Plan, including trustee and investment advisory fees, are paid by the Plan.

Contributions — Participants may contribute up to 50% of their pretax compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations, which were $18,000 for 2015 and $17,500 for 2014.

The Company makes both a discretionary profit-sharing contribution and an employer-matching contribution. Under the terms of the Plan, the annual contribution amount cannot exceed the maximum amount allowable as a deduction in computing the Company’s consolidated taxable income.

The formula for the matching contribution is 100% of the first 4% of recognized compensation of total eligible participants in 2015 and 2014. The Company made matching contributions to the Plan of $25.3 million in 2015 and $20.6 million in 2014.

The profit-sharing amount was equal to 4% and 2% of total recognized compensation of eligible participants for 2015 and 2014, respectively. The Company added $21.9 million and $9.2 million to the Plan as part of profit-sharing in 2015 and 2014, respectively.

Participation and Vesting — Each employee who has completed 1,000 hours of service within the Plan year and has been employed by the Company or one of its participating affiliates for 12 months is eligible to be a participant of the discretionary profit-sharing portion of the Plan on the first day of the following January or July. Each employee who has completed 30 consecutive days of service with the Company or one of its participating affiliates is eligible to be a participant of the retirement savings and matching portions of the Plan.

The Plan has an enrollment feature, which allows the employee to set the deferral rate each pay period. Beginning January 1, 2007, the Company adopted automatic enrollment for new employees at a deferral rate of 4% as of the date they are eligible to participate in the retirement savings portion of the Plan. Employees are eligible to change the deferral rate at any time. The employer-matching contribution is made by the Company. Participants are 100% vested in their contributions as well as employer-matching contributions at all times. Employer profit-sharing contributions vest over a five-year vesting schedule, as detailed below:

When the Participant has Completed the Following Years of Vesting Service	The Vested Portion of the Participant’s Employer Profit-Sharing Account Will be
Less than 1 year	— %
More than one, but less than two years	20
More than two, but less than three years	40
More than three, but less than four years	60
More than four, but less than five years	80
Five years or more	100

A participant’s account is also fully vested and nonforfeitable when the participant attains age 60, is permanently disabled, or dies during employment, if the Plan is terminated, or if there is a complete discontinuance of contributions by the Company under the Plan. Amounts forfeited by former participants are used to restore rehired participant balances, to reduce employer-matching contributions, to reduce employer discretionary contributions, to reduce the Plan expenses, or to correct errors, omissions, and exclusions.

Gains or losses in the value of the assets and investment income of the Plan during the year are allocated to each participant based on the value of each participant’s account.

Participant Accounts — Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution and related matching and nonelective contributions and Plan earnings. Participant accounts are also charged with withdrawals and an allocation of plan losses and administrative expenses that are paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts — As of December 31, 2015 and 2014, forfeited nonvested accounts totaled $169,892 and $206,579, respectively. These accounts will primarily be used to reduce future employer contributions, pay Plan administrative expenses, or allocate to remaining participants. During the years ended December 31, 2015 and 2014, employer contributions were reduced by $51,980 and $96,304, respectively, from forfeited nonvested accounts.

Notes Receivable from Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate as published by The Wall Street Journal for the last business day of the calendar month preceding the calendar month in which the loan is granted. Interest rates range from 3.25% to 8.25% for loans outstanding at December 31, 2015 and 2014 and loan maturities range from 2016 to 2025. Loan principal and interest is repaid ratably through payroll deductions. Participant loans are valued at the unpaid principal balance plus accrued but unpaid interest. Participant loans outstanding amounted to $17,811,909 at December 31, 2015, and $16,628,448 at December 31, 2014, and are presented in the Statements of Net Assets Available for Plan Benefits as Notes receivable from participants.

Payment of Benefits — On termination of employment, retirement, reaching age 59 1/2, death, or disability, a participant, or in the case of death, the participant’s beneficiary, will receive upon request the vested portion of the amounts credited to the participant’s account in a lump-sum payment. Benefit payments are recorded upon distribution.

Investments — Each participant elects the amount of his or her account balance to be invested in the respective available investment funds. Participants are able to direct their investments into 19 different investment funds, the Company’s stock, or into self-directed investment options (limited to investments in funds).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides for investment in a variety of investment funds including self-directed investment funds and the Company’s stock. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

In accordance with GAAP, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value.

The Fund accounts for its investment contracts in accordance with FASB ASC Topic 946, Financial Services — Investment Companies (“ASC Topic 946”). ASC Topic 946 requires that certain investment companies report all investment contracts at fair value. However, ASC Topic 946 allows for fully benefit responsive contracts, as defined, to be adjusted from fair value to contract value and such adjustments are to be included in the calculation of an investment company’s net asset value. The Plans investment contracts are fully benefit responsive and accordingly, such investment contracts have been adjusted to contract value in the accompanying financial statements.

As of December 31, 2015, the contract value of the Fund is $47,945,219. The Fund does not have any significant restrictions on redemptions and allows participants to immediately redeem all or a portion of their investment at full contract value. Most of the guaranteed investment contracts (GIC) contained in the Fund provide a fixed interest rate over the term to maturity, and therefore do not experience fluctuating crediting rates. There are no unfunded commitments within the Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits. As of December 31, 2015 and 2014, there were no excess contributions payable.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

New Accounting Standards — In May 2015, the Financial Accounting Standards Board (“FASB”) issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Assets Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. ASU 2015-07 will be effective for the Plan beginning in the first quarter of 2016, with early adoption permitted, and will be applied retrospectively. The Plan is currently evaluating the standard and does not believe it will have a material impact on the Plan’s financial statements.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, a three-part standard providing guidance on certain aspects of the accounting and disclosure for employee benefit plans. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. The Plan is evaluating this guidance and does not believe it will have a material impact on the Plan’s financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurement and Disclosures, provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

In accordance with ASC 820, as of December 31, 2015 and 2014, the tables below include the major categorization for the Plan’s investments securities on the basis of the nature and risk of the investments:

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2015 Total
Common stock — CHRW common stock	$52,208,295	$—	$—	$52,208,295

Mutual funds:
Domestic stock fund	179,030,534	—	—	179,030,534
International stock fund	73,252,175	—	—	73,252,175
Self-directed accounts	37,168,789	—	—	37,168,789
All asset fund	11,545,162	—	—	11,545,162
Life cycle funds	170,409,131	—	—	170,409,131

Total mutual funds	471,405,791	—	—	471,405,791

Common collective trusts:
Balanced funds	—	47,939,510	—	47,939,510
Stable value fund	—	36,522,863	—	36,522,863
Domestic equity index fund	—	111,004,519	—	111,004,519

Total	$523,614,086	$195,466,892	$—	$719,080,978

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2014 Total
Common stock — CHRW common stock	$63,284,666	$—	$—	$63,284,666

Mutual funds:
Domestic stock fund	182,429,301	—	—	182,429,301
International stock fund	72,255,777	—	—	72,255,777
Self-directed accounts	35,748,862	—	—	35,748,862
All asset fund	13,070,138	—	—	13,070,138
Life cycle funds	145,323,696	—	—	145,323,696

Total mutual funds	448,827,774	—	—	448,827,774

Common collective trusts:
Balanced funds	—	43,799,385	—	43,799,385
Stable value fund	—	34,918,059	—	34,918,059
Domestic equity index fund	—	107,306,137	—	107,306,137

Total	$512,112,440	$186,023,581	$—	$698,136,021

Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.

For the years ended December 31, 2015 and 2014, there were no transfers between levels.

Asset Valuation Techniques — Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

CHRW Common Stock — The Company’s common stock is valued at the closing price reported on the active market on which the securities are traded on the last business day of the Plan year.

Mutual Funds — Shares of registered investment companies, consisting of mutual funds, are valued at quoted market prices that represent the net asset value of shares held at Plan year-end. Self-directed accounts primarily consist of domestic and international mutual funds.

Common Collective Trust Funds — Investments in common collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common collective trust funds underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2015.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2015 and 2014, are as follows:

	2015	2014
Wells Fargo Equity Index Trust Fund G*	$111,004,519	$107,306,137
John Hancock Mid-Cap Fund	80,487,462	78,658,227
MFS Inst. International Equity Fund	69,340,955	68,232,452
JP Morgan Smart Retire 2050 (1)	62,027,969	—
JP Morgan Smart Retire 2040 (1)	59,486,273	—
Common Stock—CHRW common stock*	52,208,295	63,284,666
Columbia Trust Stable Income 1-25 (2)	47,945,219	43,799,385
American Beacon Small Cap Value Fund	47,892,522	52,047,024
BlackRock LifePath 2040 Portfolio Instl (3)	—	54,646,616
BlackRock LifePath 2050 Portfolio Instl (3)	—	50,359,725

*	Known party-in-interest
(1)	This investment replaced an existing fund during the current plan year and therefore did not have a balance as of December 31, 2014.
(2)	In 2014, this fund was known as Riversource Trust Income Fund II.
(3)	This investment represented 5% or more of the plan’s net assets available for benefits as of December 31, 2014 but did not as of December 31, 2015.

During the years ended December 31, 2015 and 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2015	2014
Common collective trusts:
Columbia Trust Balanced Fund II	$733,396	$3,411,054
Wells Fargo Equity Index Trust Fund G*	1,603,685	12,555,492
Registered investment companies:
MFS Institutional International Equity Fund	(1,246,036)	(4,436,903)
Tweedy Browne Global Fund	(409,592)	(152,911)
Times Square Mid Cap Growth	125,224	445,354
Blackrock Small Cap Growth Fund (Stephens)	(1,036,241)	(929,461)
John Hancock Mid-Cap Fund	1,194,077	8,885,239
American Beacon Small Cap Value Fund	(2,900,226)	2,054,498
PIMCO All Asset Fund	(1,583,111)	(540,513)
BlackRock LifePath 2020 Portfolio Instl	16,647	341,816
BlackRock LifePath 2030 Portfolio Instl	141,781	751,688
BlackRock LifePath 2040 Portfolio Instl	710,742	1,960,642
BlackRock LifePath 2050 Portfolio Instl	663,796	1,798,591
Black Rock LifePath Ret Portfolio Instl	(7,047)	163,074
JP Morgan Smart Retire 2020	(510,231)	—
JP Morgan Smart Retire 2025	(7,060)	—
JP Morgan Smart Retire 2030	(1,556,771)	—
JP Morgan Smart Retire 2035	(24,431)	—
JP Morgan Smart Retire 2040	(3,616,977)	—
JP Morgan Smart Retire 2045	(2,512)	—
JP Morgan Smart Retire 2050	(3,619,947)	—
JP Morgan Smart Retire 2055	(3,946)	—
JP Morgan Smart Retire Income	(204,033)	—
Self-directed account	(3,256,897)	(525,145)
Common stock — CHRW common stock*	(9,159,857)	14,819,901

Net (depreciation) appreciation in fair value of investments	$(23,955,567)	$40,602,416

*	Known party-in-interest.

Net (depreciation) appreciation in the fair value of investments includes interest income from the stable value fund.

5.	STABLE VALUE FUND

The Columbia Trust Stable Income 1-25 Fund (“The Fund”) invests in the Columbia Trust Stable Income Fund that is a stable value fund that may invest in traditional insurance investment contracts, U.S. government and agency securities, asset-backed securities, and collective investment funds. The beneficial interest of each participant is represented by units which are issued and redeemed daily at the Fund’s constant Net Asset Value of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value as described in the following paragraphs.

Limitations on the Ability of the Fund to Transact at Contract Value

Restrictions on the Plan—Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Fund—The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by Wells Fargo. Wells Fargo was the trustee during the period as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.

The Plan also holds 841,798 shares and 827,116 shares in the Company’s common stock as of December 31, 2015 and 2014, respectively. In addition, the Plan recorded $1,295,481 and $1,219,869 in dividend income from the investment in the Company’s common stock as of December 31, 2015 and 2014, respectively.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at any time, subject to the Plan’s provisions and ERISA regulations. In the event that the Plan is terminated, each participant shall become fully vested and shall be entitled to a benefit equal to the value of his or her account.

8.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 30, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and the increase in net assets available for benefits per the financial statements to net assets and net income per the Form 5500 as of December 31, 2015 and 2014, and for the years ended December 31, 2015 and 2014, as applicable:

	2015	2014
Net assets available for benefit plans per the financial statements	$758,656,890	$723,640,145
Deemed distributions of participant loans	(6,729)	(15,201)

Net assets available for benefit plans per the Form 5500	$758,650,161	$723,624,944

Increase in net assets per the financial statements	$35,016,745	$64,795,372
Deemed distribution activity	8,472	(15,201)

Net Income per Form 5500	$35,025,217	$64,780,171

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE

REQUIREMENTS OF FORM 5500

Employer ID No: 41-0680048

Plan Number: 001

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

Description	Current Value
Common collective trusts:
Columbia Trust Stable Income 1-25 Fund (1)	$47,939,510
Columbia Trust Balanced Fund II	36,522,863
Wells Fargo Equity Index Trust Fund G (1)	111,004,519
Registered investment companies:
American Beacon Small Cap Value Fund	47,892,522
Blackrock Small Cap Growth Fund (Stephens)	21,618,742
Times Square Mid Cap Growth	29,031,808
MFS Inst. International Equity Fund	69,340,955
Tweedy Browne Global Fund	3,911,220
John Hancock Mid-Cap Fund	80,487,462
PIMCO All Asset Fund	11,545,162
JP Morgan Smart Retire 2020	12,296,289
JP Morgan Smart Retire 2025	415,669
JP Morgan Smart Retire 2030	29,259,648
JP Morgan Smart Retire 2035	599,507
JP Morgan Smart Retire 2040	59,486,273
JP Morgan Smart Retire 2045	241,554
JP Morgan Smart Retire 2050	62,027,969
JP Morgan Smart Retire 2055	364,860
JP Morgan Smart Retire Income	5,717,362
Common stock — CHRW common stock (1)	52,208,295
Self-directed account	37,168,789
Participant loans (1) (interest rates range from 3.25% to 8.25% and maturity dates range from 2016 to 2025)	17,811,909

SUBTOTAL	736,892,887
Adjustment from fair value to contract value for stable value fund	5,709

TOTAL	$736,898,596

(1)	Known party-in-interest.

See accompanying Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROBINSON COMPANIES RETIREMENT PLAN

By:	C.H. ROBINSON WORLDWIDE, INC. the Principal Sponsor

	By:	/s/ Troy A. Renner
Troy A. Renner
Treasurer

Date: June 28, 2016